Exhibit 99.2

November 12, 2021	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: BRIACELL THERAPEUTICS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	December 09, 2021
Record Date for Voting (if applicable) :	December 09, 2021
Beneficial Ownership Determination Date :	December 09, 2021
Meeting Date :	January 18, 2022
Meeting Location (if available) :	TBD
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	10778Y302	CA10778Y3023

Sincerely,

Computershare

Agent for BRIACELL THERAPEUTICS CORP.